Norwood P. Beveridge, Jr. of Loeb & Loeb LLP

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	nbeveridge@loeb.com

Via EDGAR

February 28, 2014

Securities and Exchange Commission 150 F Street, NE Washington, DC 20549

Re:	MOKO Social Media Limited Draft Registration Statement on Form F-1

Ladies and Gentlemen:

On behalf of MOKO Social Media Limited, an Australian corporation (the "Company"), we transmit herewith for confidential review by the Securities and Exchange Commission (the "Commission"), pursuant to the Jumpstart Our Business Start-up Act of 2012, one complete electronic version of the Company's draft Registration Statement on Form F-1.

Please note that certain issues regarding the inclusion of financial statements pursuant to Rule 3-05 of Regulation S-X have been discussed by means of a pre-submission conference with the Office of Chief Accountant of the Commission and the Company has been informed that the Staff has no objection to the presentation contained in the draft Registration Statement.

Should any member of the Staff have any questions or comments concerning this filing or the materials transmitted herewith, or desire any further information or clarification in respect of the draft Registration Statement, please do not hesitate to contact Mitchell S. Nussbaum or the undersigned at (212) 407-4159 or (212) 407-4970, respectively.

Very truly yours,

/s/ Norwood P. Beveridge, Jr.

Norwood P. Beveridge, Jr.
of Loeb & Loeb LLP

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